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FEB 28 2022

Washington, DC

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-23684

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2021 (MM/DD/YY) AND ENDING December 31, 2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: The Baker Group LP

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1601 NW Expressway Suite 2000
(No. and Street)

Oklahoma City	OK	73118
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Kathryn Phillips	405.570.0771	kphillips@gobaker.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BKD, LLP
(Name – if individual, state last, first, and middle name)

211 N. Robinson	Oklahoma City	OK	73102
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Kathryn A. Phillips, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Baker Group LP, as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SKOSHI HERON NOTARY # 03010500 EXP. 08/04/23 PUBLIC STATE OF OKLAHOMA

Signature:

Title:
CFO & COO

Notary Public 03010500 Commission expires 08/04/2023

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☑ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

The Baker Group LP
December 31, 2021

Contents

BKD
CPAs & Advisors

Two Leadership Square South Tower | 211 N. Robinson Avenue, Suite 600 | Oklahoma City, OK 73102-9421
405.606.2580 | Fax 405.600.9799 | bkd.com

Report of Independent Registered Public Accounting Firm

Partners and Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Baker Group LP (the Partnership) as of December 31, 2021, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on the Partnership's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information as of December 31, 2021, as listed in the table of contents, has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental

information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

We have served as the Partnership's auditor since 2004.

Oklahoma City, Oklahoma
February 24, 2022

The Baker Group LP
Statement of Financial Condition
December 31, 2021

Assets

Cash in banks	$ 41,440,967
Cash and securities segregated under federal and other regulations	654,074
Securities owned, at fair value	15,641,259
Furniture and equipment, at cost, net of accumulated depreciation of $1,311,331	75,751
Cash surrender value of life insurance policies	1,887,941
Receivables for Placement Agent Services	1,060,573
Receivables from Related Parties	97,152
Other assets	1,907,177
Total assets	$ 62,764,894

Liabilities and Partners' Capital

Distributions payable to partners	$ 2,326,995
Payable to brokers and dealers	7,715,606
Accrued liabilities	4,902,499
Total liabilities	14,945,100
Partners' capital	
General partner	20,054,031
Limited partners	27,765,763
Total partners' capital	47,819,794
Total liabilities and partners' capital	$ 62,764,894

The Baker Group LP
Statement of Income
Year Ended December 31, 2021

Revenues	
Principal transactions	$ 108,222,663
Interest	968,022
Referral Fees	546,086
Public finance fees	499,908
Commissions	61,919
Other	63,166
Total revenues	110,361,764
Expenses	
Compensation and benefits	77,048,887
General and administrative	4,594,169
Underwrting expenses	1,868,131
Data Services	1,267,660
Clearing fees	929,279
Interest	67,069
Depreciation	30,920
Total expenses	85,806,115
Net Income	$ 24,555,649

The Baker Group LP

Statement of Changes in Partners' Capital

Year Ended December 31, 2021

	General Partner	Limited Partners				Total
		Class A	Class B Series I	Class B Series II	Class B Series III	
Balance, January 1, 2021	$ 18,964,931	$ 1,645,763	$ 295,000	$ 19,795,000	$ 3,510,000	$ 44,210,694
Capital contributions	1,222,600	394,250	-	3,200,000	150,000	4,966,850
Distributions	(18,337,459)	(346,528)	(3,466,791)	(1,873,920)	(1,888,701)	(25,913,399)
Allocations of net income to general and limited partners	18,203,959	147,278	3,466,791	1,048,920	1,688,701	24,555,649
Balance, December 31, 2021	$ 20,054,031	$ 1,840,763	$ 295,000	$ 22,170,000	$ 3,460,000	$ 47,819,794

See Notes to Financial Statements

The Baker Group LP
Statement of Cash Flows
Year Ended December 31, 2021

Operating Activities	
Net income	$ 24,555,649
Items not requiring cash	
Depreciation	30,920
Change in cash surrender value of life insurance policies over premiums paid	(31,687)
Changes in	
Cash and securities segregated under federal and other regulations	(353,589)
Receivables from brokers and dealers	15,664,098
Receivables from customers	500,000
Securities owned, at fair value	(12,986,313)
Receivables from Placement Agent Services	-
Receivables from Related Parties	(940)
Other assets	318,799
Payable to brokers and dealers	7,715,606
Accrued liabilities	(4,759,614)
Net cash provided by operating activities	30,652,929
Investing Activities	
Purchase of furniture and equipment	(19,765)
Premiums paid for cash surrender values of life insurance policies	(49,242)
Net cash used in investing activities	(69,007)
Financing Activities	
Proceeds from capital contributions	4,966,850
Capital distributions paid	(25,693,527)
Net cash used in financing activities	(20,726,677)
Increase in Cash and Cash Equivalents	9,857,245
Cash and Cash Equivalents, Beginning of Year	31,583,722
Cash and Cash Equivalents, End of Year	$ 41,440,967
Supplemental Disclosure of Cash Flows Information	
Increase in distributions payable to partners	$ 219,872
Cash paid during the year for interest	$ 67,069

The Baker Group LP
Notes to Financial Statements
December 31, 2021

Note 1: Nature of Operations and Significant Accounting Policies

Nature of Operations

The Baker Group LP (the Partnership) is registered under the *Securities Exchange Act of 1934* (the Act) as a general securities broker and dealer.

The Partnership provides broker-dealer services for its clients, which consist predominately of community financial institutions located in approximately 46 states. The Partnership engages in consulting and investment advisory functions, in addition to its broker-dealer operations.

The Partnership consists of a general partner, James Baker Group, Inc. (JBG) and Class A and Class B limited partners. The Class A limited partner, which holds a voting interest in the Partnership, is comprised solely of The Baker Group Software Solutions, Inc. (BGSSI). The Class B limited partners have nonvoting interests and the interests are issued in three series: the Class B Series I interests; the Class B Series II interests; and the Class B Series III interests. The Class B Series I partners may be comprised of state banking associations and the Class B Series II and III partners are individuals, some of whom also own JBG and BGSSI. Class B Series II and Class B Series III limited partners may withdraw capital upon written notice after the capital has been held for one year. Capital contributions by partners are made on a discretionary basis. Any dilution as a result of these discretionary contributions may be avoided at the option of the diluted partner(s) through additional contributions. Class B Series II and Class B Series III limited partnership shares are subject to mandatory redemption by the Partnership within 30 and 10 days written notice, respectively, after one year of the contribution date. At December 31, 2021, $18,970,000 and $3,310,000 were available to Class B Series II and Class B Series III limited partners, respectively, for mandatory redemption.

Net income of the Partnership is allocated as follows:

- Class A limited partner interest receives the sum of an amount equal to the federal long-term rate, as defined, multiplied by its weighted-average balance of its capital contribution account.
- Class B Series I interests receive an amount equal to the federal short-term rate, multiplied by the applicable weighted-average balance outstanding during the period and an amount equal to a percentage of the business derived by the Partnership from members of each respective state banking association, as defined.
- Class B Series II interests receive a rate, as determined by the general partner, which was 5.0% for the year ended December 31, 2021, multiplied by the average daily capital balance during the calendar quarter of the fiscal year.
- Class B Series III interests receive an amount at the discretion of the general partner.
- Thereafter, to the general partner.

The accompanying financial statements do not contain a statement of changes in liabilities subordinated to claims of general creditors as required by Rule 17a-5 of the Act, as no such liabilities existed at December 31, 2021, or during the year then ended.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Cash Equivalents

The Partnership considers all liquid marketable securities with an original maturity of less than three months to be cash equivalents. At December 31, 2021, the Partnership's cash in bank accounts exceeded federally insured limits by approximately $43,841,000.

Securities Transactions

Securities transactions are recorded on the trade date, as if they had settled. Securities owned are valued at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*, with the resulting difference between cost and fair value included in income for the period. The valuation of securities often requires judgments and estimates. The valuation is as of a specific date and such values may change significantly due to changes in interest rates, the credit quality of the issuer of the security or other market factors.

Accounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the accompanying statement of financial condition.

Public Finance Fees, Commissions, and Placement Agent Services

Public finance and investment advisory fees are earned in accordance with contract terms or as trades are executed. Revenue related to these transactions is recognized on trade date (the date at which the firm purchases the securities from the issuer). Any costs associated with the underwriting are recognized when the revenue is recognized.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Placement agent service receivables are earned in accordance with contract terms. Revenue related to these transactions is recognized when payment is received. Any costs associated are recognized when incurred.

Depreciation

Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets, which range from three to five years.

Income Taxes

The Partnership is not directly subject to income taxes under the provisions of the Internal Revenue Code and applicable state laws. Therefore, taxable income or loss is reported to the individual partners for inclusion in their respective tax returns and no provision for federal and state income taxes has been included in the accompanying financial statements. The Partnership is no longer subject to federal or state income tax examinations by taxing authorities before 2017.

Subsequent Events

Subsequent events have been evaluated through February 24, 2022, which is the date the financial statements were issued.

Note 2: Cash Securities Segregated Under Federal and Other Regulations

Cash of $475,000 and qualified securities with a fair value of approximately $179,000 as of December 31, 2021, are segregated in a special reserve bank account for the benefit of customers, pursuant to Rule 15c3-3 under the Act.

Note 3: Payable to Brokers and Dealers

Payables to brokers and dealers consisted of approximately $7,716,000 of net securities trades that were unsettled at December 31, 2021.

Note 4: Related-Party Transactions

The Partnership pays all expenses directly related to broker-dealer activities. The general partner pays all other expenses on behalf of the Partnership; including, but not limited to, compensation and benefits of certain employees, rent and certain general and administrative expenses. These expenses are allocated to the Partnership, based on the percentage directly related to the operation of the broker-dealer, and the general partner was reimbursed for these costs; therefore, these costs are included in the Partnership's financial statements. An amount due to the general partner at December 31, 2021, was approximately $434,000 related to these costs.

Note 5: Profit-Sharing Plan

The Partnership has a 401(k) profit-sharing plan covering substantially all employees. The Partnership's contributions to the plan are determined annually at the discretion of the Board of Directors. For the year ended December 31, 2021, management has accrued contributions to the

plan of approximately $1,928,000 which is included in accrued liabilities in the Statement of Financial Condition.

Note 6: Net Capital Requirements

The Partnership is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Act, which requires the maintenance of minimum net capital. Rule 15c3-1 also limits the amount of capital withdrawals that can be made within any 30-day period without notification and/or approval of the Securities and Exchange Commission.

The Partnership has elected to use the alternative method permitted by Rule 15c3-1, which requires the Partnership to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. There were no aggregate debit balances at December 31, 2021. At December 31, 2021, the Partnership had net capital of $45,185,241, which was $44,935,241 in excess of its required net capital as of December 31, 2021.

The Partnership had no customers' fully paid or excess margin securities at December 31, 2021, which were not in the Partnership's possession or control as specified under Rule 15c3-3 of the Act.

Note 7: Disclosures About Fair Value of Assets

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets.

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets.

Level 3 Unobservable inputs supported by little or no market activity and significant to the fair value of the assets.

Recurring Measurements

The following table presents the fair value measurements of assets recognized in the accompanying statement of financial condition measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2021:

The Baker Group LP
Notes to Financial Statements
December 31, 2021

	Fair Value	Fair Value Measurements Using		
		Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets				
Securities segregated under federal and other regulations				
Mortgage-backed securities – government-sponsored enterprises	$ 179,074	$ -	$ 179,074	$ -
Securities owned				
Mortgage-backed securities – government-sponsored enterprises	1,343,689	-	1,343,689	-
Obligations of states and political subdivisions	14,297,570	-	14,297,570	-
Total securities owned	$ 15,641,259	$ -	$ 15,641,259	$ -

Following is a description of the valuation methodologies used for assets measured at fair value on a recurring basis and recognized in the accompanying statement of financial condition, as well as the general classification of such assets pursuant to the valuation hierarchy. Securities Owned and Securities Segregated Under Federal and Other Regulations

If quoted market prices are not available, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics or discounted cash flows. Level 2 securities include mortgage-backed securities – government-sponsored enterprises and obligations of states and political subdivisions. The inputs for determining fair value on Level 2 investments are quoted prices for similar assets.

For all financial instruments not previously described, their carrying amount is a reasonable estimate of fair value due to their liquid and short-term nature.

Note 8: Significant Estimates, Commitments and Credit Risk

Lending Commitments

The Partnership has an open line of credit with the Clearing Bank, which is used to finance the clearance of securities and securities purchased for the Partnership's account. Borrowings under the line of credit are collateralized by securities, which are pledged to secure the line of credit. Cash advances made by the Clearing Bank in excess of cash balances maintained by the Partnership at the Clearing Bank are payable on demand and bear interest at a rate determined by the Clearing Bank. At December 31, 2021, the rate is 1.0%. As of December 31, 2021, there were no advances outstanding.

Credit Risk

The Partnership is subject to market and credit risk in connection with securities transactions. The Partnership is, therefore, exposed to risk of loss on these transactions in the event of the customers' or brokers' inability to meet the terms of their contracts, in which case the Partnership may have to purchase or sell securities at prevailing market prices which may not be sufficient to liquidate the contractual obligation. The Partnership controls this risk by monitoring the market value of securities pledged on a daily basis and by requiring adjustments of collateral levels in the event of excess market exposure. In addition, the Partnership establishes credit limits for such activities and monitors compliance on a daily basis.

Regulatory Examinations

The Partnership is subject to regulatory examinations by the Financial Industry Regulation Authority (FINRA) and the Securities Exchange Commission (SEC). These examinations include evaluating the financial and operational practices applicable to broker-dealers and compliance to those practices as they relate to rules and regulations governing broker-dealers. As a result of these examinations, fines and penalties may be assessed for noncompliance whether voluntary or nonvoluntary. It is the opinion of management that the disposition or ultimate resolution of any or such claims will not have a material adverse effect on the financial position, results of operations and cash flows of the Partnership.

Litigation

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. There are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

Supplementary Information Required by Rule 17a-5 of the *Securities Exchange Act of 1934*

The Baker Group LP

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2021

Net Capital	
Total partners' capital from statement of financial condition	$ 47,819,794
Deduct	
Nonallowable assets	1,511,240
Net capital before haircuts on securities positions and other	46,308,554
Haircuts on unsettled transactions	121,416
Haircuts on securities positions	1,001,897
Net Capital	$ 45,185,241
Computation of Alternate Net Capital Requirement	
Net capital	$ 45,185,241
Net capital requirement of reporting broker or dealer	250,000
Excess Net Capital	$ 44,935,241

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2021. Accordingly, no reconciliation is necessary.

The Baker Group LP

Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

Credit Balances		
Free credit balances and other credit balances in customers' security accounts pursuant to Rule 15c3-3	$	-
Customers' securities failed to receive		-
Total credit items		-
Debit Balances		
Debit balances in customers' cash and margin accounts, excluding unsecured accounts and accounts doubtful of collection, net of deductions pursuant to Rule 15c3-3		-
Failed to deliver of customers' securities not older than 30 calendar days		-
Aggregate debit items		-
Less 3%		-
Total debit items		-
Excess of Total Debits over Total Credits	$	-
Amount held on deposit in reserve bank accounts, including qualified securities at end of reporting period	$	654,074
Required deposits	$	-

There are no differences between the amounts presented above and the amounts presented in the Partnership's computation filed with Part II, Form X-17a-5, for December 31, 2021. Accordingly, no reconciliation is necessary.

The Baker Group LP

Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2021

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date, but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).

   a. Number of items NONE

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

   b. Number of items NONE

BKD
CPAs & Advisors

Two Leadership Square South Tower | 211 N. Robinson Avenue, Suite 600 | Oklahoma City, OK 73102-9421
405.606.2580 | Fax 405.600.9799 | bkd.com

Report of Independent Registered Public Accounting Firm

Partners and Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

We have examined The Baker Group's (the Partnership) statements, included in the accompanying *The Baker Group LP Compliance Report*, that 1) the Partnership's internal control over compliance was effective during the most recent fiscal year ended December 31, 2021; 2) the Partnership's internal control over compliance was effective as of December 31, 2021: 3) the Partnership was in compliance with 17 CFR §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2021; and 4) the information used to state that the Partnership was in compliance with 17 CFR §§240.15c3-1 and 240.15c3-3(e) was derived from the Partnership's books and records. The Partnership's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Partnership with reasonable assurance that noncompliance with 17 CFR §240.15c3-1, 17 CFR §240.15c3-3, 17 CFR §240.17a-13, or Rule 2340 of the Financial Industry Regulatory Authority that requires account statements to be sent to the customers of the Partnership will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Partnership's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Partnership's internal control over compliance was effective as of and during the most recent fiscal year ended December 31, 2021; the Partnership complied with 17 CFR §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2021; and the information used to assert compliance with 17 CFR §§240.15c3-1 and 240.15c3-3(e) as of December 31, 2021, was derived from the Partnership's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Partnership's compliance with 17 CFR §§240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Partnership's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Partnership's statements referred to above are fairly stated, in all material respects.

BKD, LLP

Oklahoma City, Oklahoma
February 24, 2022

The Baker Group

1601 Northwest Expressway, 20th Floor
Oklahoma City, Oklahoma 73118-1426
405.415.7200
800.937.2257
www.GoBaker.com

The Baker Group LP Compliance Report

The Baker Group LP (the "Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Partnership states as follows:

(1) The Partnership has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.
(2) The Partnership's Internal Control Over Compliance was effective during the most recent fiscal year ended December 31, 2021;
(3) The Partnership's Internal Control Over Compliance was effective as of the end of the most recent fiscal year ended December 31, 2021;
(4) The Partnership was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. §240.15c3-3(e) as of the end of the most recent fiscal year ended December 31, 2021; and
(5) The information the Partnership used to state that the Partnership was in compliance with 17 C.F.R. §240.15c3-1 and 17 C.F.R. §240.15c3-3(e) was derived from the books and records of the Partnership.

THE BAKER GROUP LP

I, Kathryn Phillips, swear (or affirm) that, to my best knowledge and belief, this Compliance Report is true and correct.

By: ____________________

Title: Chief Financial Officer

February 24, 2022

BKD
CPAs & Advisors

Two Leadership Square South Tower | 211 N. Robinson Avenue, Suite 600 | Oklahoma City, OK 73102-9421
405.606.2580 | Fax 405.600.9799 | bkd.com

Independent Registered Public Accounting Firm's Agreed-Upon Procedures Report on General Assessment Reconciliation (Form SIPC-7)

Partners and Board of Directors
The Baker Group LP
Oklahoma City, Oklahoma

We have performed the procedures included in Rule 17a-5(e)(4) under the *Securities Exchange Act of 1934* and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of The Baker Group LP (the Partnership) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Partnership has agreed to and acknowledged that the procedures are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Partnership's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. In addition, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records, noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, as applicable, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable).

We were engaged by the Partnership to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Partnership's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Partnership and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Partnership and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Oklahoma City, Oklahoma
February 24, 2022

AMENDED

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
Mail Code: 8967 P.O. Box 7247 Philadelphia, PA 19170-0001

General Assessment Reconciliation

For the fiscal year ended 12/31/2021
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (36-REV 12/18)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Kathryn Phillips
405.415.7272

2. A. General Assessment (item 2e from page 2) $ 165,362

B. Less payment made with SIPC-6 filed (exclude interest) (162,560)
8/2/2021 + 2/4/22
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 2,802

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 2,802

G. **PAYMENT: √ the box**
Check mailed to P.O. Box [✓] **Funds Wired** [ ] **ACH** [ ]
Total (must be same as F above) $

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

The Baker Group LP
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CFO
(Title)

Dated the 11 day of February, 20 22.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

AMENDED

Amounts for the fiscal period beginning 1-01-2021 and ending 12-31-2021

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 110,361,764
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	55,867
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 64,535	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	64,535
Total deductions	120,402
2d. SIPC Net Operating Revenues	$ 110,241,362
2e. General Assessment @ .0015	$ 165,362

(to page 1, line 2.A.)